Atna Sells Shares in Yukon Zinc

Vancouver, B.C. (December 6, 2005). Atna Resources Ltd. (the “Company”) (ATN: TSX) announces that the company has sold the balance of common shares held in Yukon Zinc for gross consideration of $1.3 million. The shares were acquired as part of the consideration received for the sale of Atna’s interest in the Wolverine zinc silver deposit in the Yukon in May 2003. Atna continues to retain 5,000,000 warrants exercisable at $0.32 per share before May 31, 2006 and an indexed royalty on net smelter revenue from the sale of precious metals produced from the Wolverine property. The royalty is 4 % of gold and silver at a silver price of US$5.00 per ounce, increasing to 10% when the silver price exceeds US$7.50 per ounce. Based on internal modeling of the 2001 mining reserve, Yukon Zinc has forecast approximate production of 7.3 million ozs. of silver and 35,800 ozs of gold per year contained in copper, lead and zinc concentrates. Yukon Zinc has indicated that its feasibility study for development of Wolverine as a standalone mine will be completed early in 2006.

Atna is building a successful gold exploration, development, and mining enterprise in Nevada. The company is carrying out pre feasibility stage underground exploration and development at the Pinson project and exploring a portfolio of other prospects.

For further information, please visit our website, www.atna.com, or contact:

Atna Resources Ltd., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com